3 June 2002
Number: 35/02

BHP BILLITON ANNOUNCES HYDROCARBON DISCOVERY IN DEEPWATER
GULF OF MEXICO, US

BHP Billiton today announced it had completed drilling of an exploratory well on its Cascade prospect in the ultra-deepwater Gulf of Mexico, United States. The well, Cascade-1, encountered an encouraging hydrocarbon column.

Drilling on Cascade-1 began January 31 2002, in Walker Ridge Block
206 using the BHP Billiton-operated drillship C.R. Luigs. Whole cores were taken in the well, which was drilled in waters approximately 8,200 feet deep to a total depth of 27,929 feet (from the deck of the drillship).

The significance of the well will be assessed following further evaluation of drilling and resource data. Further drilling will be necessary to determine the size of the find.

BHP Billiton owns a 50 percent interest and is the operator of Cascade, with Petrobras and Devon Energy Corporation each holding a 25 percent interest.

The Cascade prospect lies approximately 35 miles south-southwest of the Mad Dog and Atlantis oil and gas discoveries where earlier this year BHP Billiton approved funding to advance these fields into development and production.

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



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